Item 13(a): Segmentation; Notice

INCLUSION LEVELS

FRS Orders submitted by Citi-ONE Participants that remove liquidity are ranked by CGMI at five different levels (Taker 1 through Taker 5) (each, a Taker Level), based on a Mark-out Analysis performed by CGMI as described below.

When two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order. Citi-ONE permits Participants submitting FRS Orders to apply an Inclusion Level, and it will apply the Inclusion Level selected by the liquidity-providing FRS Order in a match; any Inclusion Level tag associated with a liquidity-taking FRS Order will be ignored. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing a liquidity-providing order to interact with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting a liquidity-providing order to interact only with Taker Level 1 orders (see discussion below regarding IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION). If no Inclusion Level is applied, an order will be treated as if it had applied Inclusion Level 5.

CATEGORY ID ASSIGNMENT

A Participant sending liquidity-taking FRS Orders can distinguish various aspects of its order flow to CGMI by using one or more Category IDs, which will be used in the Mark-out Analysis.

A Category ID is an indicator a Direct Subscriber can attach or an Indirect Subscriber can request CGMI to attach to an order. A Participant can utilize multiple Category IDs to distinguish, for example, order flow from different business lines, particular underlying clients, child orders associated with particular trading strategies, or order flow of affiliated entities. For example, a broker-dealer Participant could have four Category IDs associated with that Participant's FRS Orders - one for order flow from its Cash High Touch Desk, one for its Agency Program Desk order flow, one for its Central Risk Desk order flow, and one for the remainder of its FRS Order flow. Similarly, and by way of further example, asset managers and hedge fund Subscribers could assign a Category ID for each fund separately managed.

CGMI Business Units similarly may elect to segment their principal order flow through the same process as other Participants, by attaching Category IDs to FRS Orders routed to Citi-ONE.

CGMI assigns an initial Category ID to order flow from a CGMI Affiliate that represents the principal interest of the CGMI Affiliate (and separate Category IDs to order flow representing the interests of each of the CGMI Affiliate's customers), however this cannot be used to prevent Subscriber orders from interacting with orders that are on behalf of CGMI Affiliates' principal accounts as all such orders are handled by CGMI in an agency capacity, which is the designation that the DNCP instruction relies on.

CGMI may use Category IDs to distinguish order flow for Participants that access Citi-ONE via the CGMI algos and/or SOR. If an Indirect Subscriber or CGMI Business Unit does not segment their orders into multiple Category IDs, CGMI's algos and/or SOR may be instructed by Execution Advisory Services or MQA to apply multiple Category IDs to the flow (unless the Indirect Subscriber or CGMI Business Unit requests that their flow not be segmented into multiple Category IDs). Execution Advisory Services or MQA may also use additional Category IDs, beyond those initially assigned, to further segment CGMI

Affiliate order flow. The applicable Category ID(s) might be based in whole or in part on execution optimization preferences (e.g., minimizing slippage) requested by the Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate or may be set by Execution Advisory Services or MQA based on criteria such as historical fill rates, spread capture, and mark-outs of varying time intervals.

For all Participants, a Category ID may be selected on an order-by-order basis by populating a designated FIX tag. Direct Subscribers also may apply Category IDs at the subscriber level. If a Direct Subscriber has a default Category ID and populates the designated FIX tag on a particular order, the order-specific Category ID will apply.

When an FRS Order is a liquidity-providing order upon arrival at Citi-ONE, any Category ID tag associated with the order is ignored, as the order is liquidity providing rather than liquidity taking.

MARK-OUT ANALYSIS

CGMI maps all Participant liquidity-taking FRS Order flow into five Taker Levels based on its Mark-out Analysis, which, on a standardized, post-trade basis, evaluates the movement of an NMS Stock's midpoint over a short, configurable time horizon surrounding an execution in that NMS Stock.

Citi-ONE uniformly applies the Mark-out Analysis to all liquidity-taking FRS Order flow at the Participant level or, if the Participant or CGMI has segmented order flow using Category IDs, at the Category ID level. The Participant's FRS Orders or the Category ID's FRS Orders will be subject to a Mark-out Analysis once there have been a minimum number of liquidity-taking FRS Order executions and a minimum number of total executed shares, as determined by CGMI, over a 30-day rolling period for that Participant or Category ID that starts on the first day a Participant's or Category ID's FRS Orders are sent to Citi-ONE. Every Participant and Category ID will be subject to the same minimum number of liquidity-taking FRS order executions and minimum number of total executed shares over a 30-day time frame; these thresholds will not vary by Participant or Category ID. Until this threshold has been reached, a Participant's or the Category ID's liquidity-taking FRS Orders will be defaulted to Taker Level 3.

CGMI will use the results of the Mark-out Analysis to determine how favorable, on an aggregate basis, the executions associated with a particular Participant or Category ID were for the liquidity provider, on a scale of 1 through 5, with 1 being most favorable, and 5 being most unfavorable. The Participant or Category ID order flow as a whole is assigned a corresponding Taker Level 1 through 5.

CGMI conducts a new Mark-out Analysis for all Participants and Category IDs approximately monthly. CGMI may change without notice a Participant's or Category ID's assigned Taker Level based on the results of a new Mark-out Analysis. After CGMI performs a Mark-out Analysis, any new or changed Taker Level(s) will become effective within seven (7) business days.

CGMI may, in its sole discretion and without notice to Participants, change the methodology used to assign Participants or Category IDs to a particular Taker Level.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Participant on a best-efforts basis either verbally or in writing of the Participant's and/or its Category ID's designated Taker Level. A Participant cannot contest its designated Taker Level. See Part III, Item 13(d).

IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION

As noted, Participants may designate an Inclusion Level for their FRS Order(s) and Citi-ONE will apply the Inclusion Level selected by the liquidity-providing FRS Order in a match; any Inclusion Level tag associated with a liquidity-taking FRS Order will be ignored. The selected Inclusion Level determines the Taker Level(s) with which a Participant's liquidity-providing order(s) may interact.

For all Participants, an Inclusion Level may be selected on an order-by-order basis by populating a designated FIX tag. In the event that no Inclusion Level is specified for an FRS Order, the FRS Order will be treated as an Inclusion Level 5 FRS Order (i.e., eligible to interact with all Taker Levels).

The impact of selecting Inclusion Level 1, 2, 3, 4, or 5, is as follows. When a Participant sending a liquidity-providing FRS Order selects Inclusion Level 1, the Participant's order will only interact with Taker Level 1 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 2, the Participant's order will only interact with Taker Level 1 or 2 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 3, the Participant's order will only interact with Taker Level 1, 2, or 3 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 4, the Participant's order will only interact with Taker Level 1, 2, 3, or 4 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 5 or does not select an Inclusion Level, the Participant's order will interact with Taker Level 1, 2, 3, 4, or 5 orders.

NON-FRS ORDER TYPES

Inclusion Levels are not applicable to Conditional Orders (including any related Firm-up Orders) or Market on Close Orders. If one of these orders is accompanied by an Inclusion Level, that instruction will be ignored. Conditional Orders (including any related Firm-up Orders) and Market on Close Orders are also not treated as liquidity-taking orders for purposes of assigning Taker Levels. These order types are not scored by the Mark-out Analysis and do not impact the Taker Level assigned to a Participant or Category ID. If one of these orders is accompanied by a Category ID, that instruction will be ignored. For more information on Conditional Orders, including Firm-up Order interactions with FRS Orders, see Part III, Items 7, 9, and 11, and for more information on Market on Close Orders, see Part III, Items 11 and 17.